

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 30, 2009

Mr. Patrick J. O'Dea
President and Chief Executive Officer
Peet's Coffee & Tea, Inc.
1400 Park Avenue
Emeryville, California 94608-3520

> **Re:** **Peet's Coffee & Tea, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 0-32233**

Dear Mr. O'Dea:

We have reviewed the above filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 28, 2008

Business

1.   You refer frequently to Starbucks as your largest competitor. We note from the sketch that you provide for Mr. Baldwin at page 4 of your most recent definitive proxy statement that he has served as your director since 1971, the same year he co-founded Starbucks. In light of Item 101(a) of Regulation S-K, please provide appropriate disclosure regarding all of your past and any current material affiliations with Starbucks. With a view toward disclosure, also tell us when Mr.

Baldwin's affiliation with Starbucks ended, or disclose any continuing affiliation he has with Starbucks.

Our Coffee, page 3

2.   We note that you "purchase only Arabica coffee beans" and that you "have access to some of the highest quality coffee beans from the finest estates and growing regions around the world." Pursuant to Item 101(c)(1)(iii) of Regulation S-K, expand your disclosure regarding the sources and availability of these coffee beans. While you provide a general discussion here and elsewhere, it is unclear whether you obtain a significant percentage of your supply from one or a few suppliers or geographic regions.

3.   Discuss any material agreements or the methods you use to purchase your coffee bean requirements, and file any material contracts as exhibits pursuant to Item 601(b)(10) of Regulation S-K. In that connection, we note your disclosure at page 18 regarding having fixed your price on 95% of coffee costs in 2009, as well as the related tabular disclosure at page 24. Update your disclosure as appropriate in the related discussions under Risk Factors and MD&A.

Risk Factors, page 7

4.   We note the disclosure regarding earthquake risks at pages 10-11 under the caption "Because we have only one roasting facility." Provide a new risk factor that identifies the earthquake risk in the caption. Also ensure that you eliminate from your Risk Factors section text that mitigates the risk you present, including for example suggestions that your earthquake insurance coverage may suffice and your belief that your reserve methodology is appropriate. You may provide the additional and related disclosure elsewhere in your document, as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

5.   Provide us with your independent third party source for the 12% growth in specialty coffee dollars spent in the past year, as you suggest at page 18. Support your characterization at page 19 of Vistar as the "largest office coffee distributor in the United States," and file any material agreement with Vistar as an exhibit to the Form 10-K. Also disclose the material terms of the Vistar partnership.

6.   Please indicate whether there are any off-balance sheet arrangements as to which disclosure is required pursuant to Item 303(a)(4) of Regulation S-K. If none, please so state.

2008 (52 weeks) Compared with 2007 (52 weeks), page 21

7.   We note that at the end of 2008, approximately 8,200 grocery stores were selling Peet's coffee. Please discuss any material relationships with the various grocery store chains in which you sell your products. Describe the nature of any agreements entered into with the grocery store chains, if material, and file as exhibits any material supply or purchase agreements.

Controls and Procedures, page 28

8.   At page 29, you indicate that management concluded that your internal control over financial reporting was effective as of December 28, 2008. Clarify in that regard whether the ICFR was effective at the "reasonable assurance" level to which you refer at page 28.

Item 10. Directors, Executive Officers and Corporate Governance, page 30

9.   Please provide the information required by Item 401(e)(1) of Regulation S-K for all named executive officers, including Mr. Grimes. We note that you provided disclosure for Mr. Grimes in your prior year's Form 10-K.

10.   Also ensure that the sketches cover the complete five year period, eliminating any gaps or ambiguities with regard to time or positions held. In that regard, we refer you to the sketches that appear in the definitive proxy statement for Messrs. Deno and Linton.

Listing of Exhibits, page 31

11.   In each case, identify the precise filing or amendment containing the current version of the document which you are incorporating by reference. The footnote reference to the Form S-1, "as subsequently amended," is not sufficiently precise.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Parker Morrill at (202) 551-3696, or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director